Exhibit 99.2

FUNTALK CHINA HOLDINGS LIMITED S.3/F CHANG'AN XINGRONG CENTER NO. 1 NAOSHIKOU ST. XICHENG DIST., BEIJING 100031 CHINA	VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M21685-Z52367	KEEP THIS PORTION FOR YOUR RECORDS
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THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.	DETACH AND RETURN THIS PORTION ONLY

FUNTALK CHINA HOLDINGS LIMITED

The Board of Directors recommends you vote FOR the following proposal:
				For	Against	Abstain
1. THAT the Company’s 2010 Share Incentive Plan in the form attached to the notice convening this EGM, together with all acts and deeds of the Company in connection therewith, be and are approved.				☐	☐	☐

Please tick to indicate your voting preference. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the EGM.

The instrument appointing a proxy shall be in writing under the hand of the appointer or of his attorney authorized in writing or, if the appointer is a corporation, either under its seal or under the hand of an officer, attorney or other person authorized to sign it.

Signature (PLEASE SIGN WITHIN BOX)	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Meeting Notice is available at www.proxyvote.com.

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M21686-Z52367

FUNTALK CHINA HOLDINGS LIMITED
PROXY FOR REGISTERED SHAREHOLDERS

I/We ______________of ______________being (a) registered shareholder(s) of Funtalk China Holdings Limited (the “Company”) with ____________shares hereby appoint the Chairman of the EGM (as defined below) or ______________of ______________or failing him/her ______________of ______________as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company (the "EGM") to be held at South 3/F, Chang’An XingRong Center, No.1 NaoShiKou Street, Xicheng District, Beijing, China on April 9, 2010 at 12:00 noon and at any adjournment of the EGM.  My proxy is instructed to vote on resolution in respect of the matters specified in the Notice of the EGM as indicated thereunder.
Notes:
1.   Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2.           Only those shareholders entered on the Company's register of shareholders at the close of business on 11 March 2010 are entitled to receive notice of the EGM, and to attend and vote at the EGM in person or by proxy.
3.           If any proxy other than the Chairman of the EGM is preferred, please strike out the words "the Chairman of the EGM or" and insert the name and address of the proxy desired in the space provided. You are entitled to appoint one or more proxies to attend and vote in your stead. Your proxy need not be a member of the Company, but must attend the EGM in person to represent you.
4.           If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.
5.           This form of proxy is for use by shareholders only.  If the appointer is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.
6.           To be valid, this form must be completed and sent to or deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) with Funtalk China Holdings Limited at Broadridge, 51 Mercedes Way, Edgewood, NY 11717 not later than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken more than 48 hours after it is demanded, not less than twenty-four hours before the time appointed for the taking of the poll, or, where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, by delivery at the meeting at which the poll was demanded to the Chairman or to the secretary or to any director
7.           Any alterations made to this form must be initialled by you.
8.           The completion and return of this form will not prevent you from attending the EGM and voting in person should you so wish.
9.           In the case of joint holders:
9.1           the senior should sign the form, but the names of all other joint holders should be stated on the form;
9.2           the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.
For these purposes, seniority is determined by the order in which your names stand in the Company’s register of shareholders in respect of the relevant shares.
10.           A proxy may vote on a show of hands or on a poll.

Continued and to be signed on reverse side